Anheuser-Busch InBev nv/sa Brouwerijplein 1
3000 Leuven
Belgium

T	+32 16 27 61 11
F	+32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

September 15, 2011

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended December 31, 2010 Filed April 13, 2011 File No. 001-34455

Dear Mr. Reynolds:

Thank you for your letter of September 2, 2011, setting forth the Staff’s comments (the “Comments”) on the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on April 13, 2011. The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

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Mr. John Reynolds

1.	We note your response to comment three of our letter date 7 July 2011. Please file your amended Form 20-F as proposed.

R:	The Company will file an amended Form 20-F as soon as the Staff has concluded its review so as to address any remaining comments that the Staff may have.

2.	We note your response to comment four of our letter dated 7 July 2011, and the contingencies disclosure included as Annex A to your response letter. Please provide in future filings clarifying disclosure and an estimate of the financial effects of the following contingencies per IAS 37.86(a) or state that it is not practicable to estimate the financial effects per IAS 37.91, as applicable.

R:	The Company confirms to the Staff supplementally that in future filings, beginning with the Form 20-F for the fiscal year ended December 31, 2011, the Company will provide clarifying disclosure and an estimate of the financial effects of the following contingencies per IAS 37.86(a) or state that it is not practicable to estimate the financial effects per IAS 37.91, as applicable.

a.	We note the significant initial claim of 2.8 billion Brazilian real which were doubled by the court under your “Suit against Brazilian beer industry” disclosure. Please provide an assessment of the likelihood of an obligation and disclose an assessment of loss. Please tell us if it was practicable to estimate the financial effects of the suit against the Brazilian beer industry as of 30 June 2011.

R:    The Company confirms to the Staff supplementally that currently in the suit against the Brazilian beer industry, management has assessed that the likelihood of an obligation arising from the total asserted damages of 4.2 billion Brazilian real against the Company by the Federal Prosecutor’s office and a consumer-protection agency is remote. The total asserted damages against the Brazilian beer industry, including the Company, by each of these two plaintiffs, is 2.8 billion Brazilian real, totaling 5.6 billion Brazilian real. The Company disclosed this litigation voluntarily because of the significant sums being asserted by the plaintiffs against the Company and the publicity this suit has received in Brazil.

The Company informs the Staff supplementally that the Company has made its assessment considering the factors described herein. This is the first class action of this type against the beer industry as a whole claiming that legally permissible advertising activities are deemed to increase total consumption of alcohol. Such advertising is permissible under Brazilian law and, as such, management believes this case is without merit. With respect to damages, the Company believes that the plaintiffs are unable to establish a relationship between the amounts claimed and the damages suffered. Further, the Company is still in the early stages of the litigation and discovery still remains to be done with respect to the viability of the claims and damages sought.

The Company intends to clarify in its future disclosure relating to this litigation that management has assessed the likelihood of an obligation to be remote. As such, in accordance with IAS 37.86, the Company is not required to provide an estimate of its financial effect.

Mr. John Reynolds

b.	We note under “Antitrust Matters” disclosure regarding the CADE’s ruling that, among other things, imposed a fine in the amount of 353 million Brazilian real and that a loss is possible. Please clarify whether the estimate of the amount of possible loss is limited to the fine or provide an estimate of total possible loss at 30 June 2011.

R:	The Company confirms to the Staff supplementally that the estimate of the amount of possible loss is limited to the fine in the amount of 353 million Brazilian real and additional legal fees in connection with this matter. The Company will clarify this in its future filings, as applicable.

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Mr. John Reynolds

In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alena Brenner of Anheuser-Busch InBev Services, LLC at (212) 573-4396 or George H. White of Sullivan & Cromwell LLP at +44 20 7959 8570 with any questions you may have.

Very truly yours,

/s/ Benoit Loore
Benoit Loore V.P. Legal Anheuser-Busch InBev SA/NV

cc:	Erin Wilson

John Archfield

Nasreen Mohammed

(Securities and Exchange Commission)

Alena Brenner

(Anheuser-Busch InBev SA/NV)

George H. White

Sentheel Salvam

(Sullivan & Cromwell LLP)